Exhibit 4.5

Summary of the existing Financial Service Agreement of Triple P. Nederland B.V. Our reference 14.39861.

(This English translation has no legal force and is provided to the customer for convenience only. The conditions in the Dutch language shall be binding and prevail in all respects. The law of the Netherlands shall apply)

The Agreement covers receivables from debtors in The Netherlands, Belgium, Germany, South Africa and United Kingdom in connection with current activities.

SERVICES

Working capital financing

This is a credit facility in current account up to a maximum of EUR 6.000.000,=.

Within this maximum and depending of the value of the collateral provided to us at any time, the purpose of the facility will be Receivables financing.

Receivables financing

Until further notice, we finance the receivables which are eligible for financing under the Agreement, up to 60% of the total amount pledged to us, with a maximum amount of EUR 6.000.000,=.

The maximum concentration permitted on a single Debtor. meant in article 4 of the General Provisions governing Working capital financing, will be maximum 10% of the total receivables portfolio up to a maximum of EUR 1.000.000,=.

We can exclude certain debtors from this general rule. We will first check the creditworthiness of the debtors you wish to have excluded and then decide the maximum amount of credit available in respect of each of them; the limits will remain in force until further notice. Unless we indicate otherwise, the credit available to you will be subject to a concentration limit of 30% or EUR 3.000.000,= per debtor whom we consider suitably creditworthy.

The check on the creditworthiness of your debtor is made solely from a lending point of view on our behalf and does not therefore imply any assumption of liability or Debtor risk protection by us.

Any credit made available or payments made will be in Euro’s. Invoice amounts in other currencies will be converted at the prevailing exchange rate on the date in question.

The extension of this credit and its continuation will be subject at all times to you promptly submitting accurate lists of the outstanding receivables, together with the related documents.

Sales ledger administration and management

For the time being, you will continue to operate your own sales ledger administration and management system. However, this administration system has to meet our specific requirements. The manner in which it has to be managed will be determined by us in mutual consultation.

To enable us to monitor your sales ledger administration and management system, we ask you to send us a computer printout of open items once every two weeks. By referring to the printouts, we are able to see how long each amount has been outstanding. To enable us to check information from your system against our own records, your sales ledger administration system has to show all transactions to within no more than seven days after the date of the printout.

You will keep us informed about the developments in your debtor portfolio in general and about the possibility of collecting your receivables in particular. You will inform us in writing about the reason of non-payment of items which are overdue.

COMMISSION, FEES AND INTEREST

Commission

As long as you do not use the credit facility we will charge you, on the basis of the information provided by you, a commission of 0,035% on the amount of the receivables pledged to us.

On the moment you start using the credit facility the commission will be increased to 0,04%

The minimum commission payable per year is EUR 25.000,=, exclusive VAT.

This commission will apply until further notice and as long as there is no significant change in the other information currently available to us.

The commission is reduced, based on the assumption that your turnover will be delivered to us through Electronic Financial Services for Internet (EFSi). Should this appear to be not the case, due to circumstances for your account, it will be necessary to charge the standard commission. This means that the commission then will be raised with 10%. The minimum increase is 0,05%.

Interest

Debit interest Receivables financing

Current debit interest rate 4,25% per annum

IFN Euro base rate	2,75%	(minimum)
Margin	1,50%

Credit interest

Until further notice, interest is paid by us on credit balances in euro’s at 1% per annum.

Other fees and charges

For each day that you offer us receivables for pledge, we will charge you a fee of EUR 3,40 excl. VAT as a contribution to the registration costs incurred by us. This fee is irrespective of how many receivables pledging forms you submit on one and the same day.

ADDITIONAL SECURITY

As additional security for the payment of all your present or future indebtedness to us on any account whatsoever, the following security has been or will be provided to us:

• Joint and several liability of Triple P N.V., to be laid down in the appropriate agreement.

• Mutual guarantee agreement on behalf of both financing institutions, i.e. IFN Finance B.V. and ABN AMRO Bank N.V.

• Pledge of receivables

SPECIAL PROVISIONS

• All sums and monies to which you are entitled under the Agreement will be credited to your account of ABN AMRO Bank N.V. in Utrecht.

• Electronic information as referred to in Article 24 of our General Provisions for Financial Services will be provided through our EFSi system (Electronic Financial Services for Internet).

• All terms, conditions and quotations contained in the Agreement will be applicable until further notice.

• We will receive the single and consolidated annual accounts (balance sheet, profit and loss account and explanatory notes) from Triple P Netherlands B.V. and Triple P N.V., within 5 month(s) of the end of every financial year. These accounts must be drawn up by an auditor.

• We will receive your single interim figures within 2 month(s) of the end of every half-yearly period.

• We will receive quarterly summaries of your accounts payable.

• You will consult us in advance about any investments you intend to make, including acquisitions.

• The outcome of the annual audit must be acceptable to us.

• If at any time the borrowing requirement exceeds EUR 5.000.000 you must consult us immediately.

• If IFN Finance B.V. considers that the risk profile is increasing significantly, all conditions and quotes laid down in the agreement will continue to apply until revolved by us.

• Our lending is based on the assumption that Triple P N.V. Group’s operation will be profitable.

• Further details of the cooperation are laid down in our standard factoring contract. If the conditions laid down in the standard factoring contract contravene this facility letter, the letter shall prevail.

• Account receivable will not be eligible for advance financing if one of the following circumstances arises:

1.               60 days have passed since the due date, in which case we can take over from you the collection process, at your request;

2.               Receivables are disputed in full or in part. Exclusion applies to the disputed part only.

3.               Receivables invoiced in instalments. This may occur, for example, when there is no correlation between the work carried out by you and the invoice sent. Unless and until IFN Finance decides otherwise on the basis of risk considerations, you are exempted in such cases from the obligation arising out of art. 11.1 of our standard factoring contract. (i.e. to make mention of our involvement on your invoice).

ENTIRE AGREEMENT

The Agreement consists of both the contents of this condition letter and the following items of our General Provisions for Financial Services:

• General Provisions

• General Provisions governing Working capital financing

• Appendix Receivables Financing

• General Provisions governing EFSi

The stipulations of this condition letter prevail on the General Provisions for Financial Services

DURATION

Prolongation and termination are subject to our General Provisions for Financial Services.